UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-169315-03
333-190911-02
333-213335-06

Entergy Utility Property, Inc. (formerly known as Entergy Arkansas, Inc.)
(Exact name of registrant as specified in its charter)

425 West Capitol Avenue
Little Rock, Arkansas 72201
(501) 377-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

First Mortgage Bonds, 3.75% Series due February 2021
First Mortgage Bonds, 3.05% Series due June 2023
First Mortgage Bonds, 3.70% Series due June 2024
First Mortgage Bonds, 3.50% Series due April 2026
First Mortgage Bonds, 4.00% Series due June 2028
First Mortgage Bonds, 4.95% Series due December 2044
First Mortgage Bonds, 4.90% Series due December 2052
First Mortgage Bonds, 4.75% Series due June 2063
First Mortgage Bonds, 4.875% Series due September 2066

(Title of each class of securities covered by this Form)
None
(Titles and all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i) X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.75% Series due February 2021: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.05% Series due June 2023: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.70% Series due June 2024: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.50% Series due April 2026: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.00% Series due June 2028: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.95% Series due December 2044: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.90% Series due December 2052: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.75% Series due June 2063: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.875% Series due September 2066: 0

This Form 15 relates solely to the reporting obligations of Entergy Utility Property, Inc. (formerly known as Entergy Arkansas, Inc.) (EAI) and does not affect Entergy Arkansas, LLC, which is subject to reporting and other applicable requirements of the Securities Exchange Act of 1934, as amended (Exchange Act) as successor issuer to EAI.

Explanatory Note:
On November 30, 2018, Entergy Arkansas, Inc. undertook a restructuring which resulted in the transfer of substantially all of the assets and operations of EAI to a new entity, which is now owned by an existing Entergy subsidiary holding company (Internal Restructuring).

In order to effectuate the Internal Restructuring, under the Texas Business Organizations Code (TXBOC), EAI allocated substantially all of its assets to a new subsidiary, Entergy Arkansas Power, LLC, a Texas limited liability company (EAL), and EAL assumed substantially all of the liabilities of EAI, in a transaction regarded as a merger under the TXBOC. EAI remained in existence after completion of the merger and contributed the membership interests in EAL to an affiliate, Entergy Utility Holding Company, LLC, all of the common membership interests of which are owned directly or indirectly by Entergy Corporation. Thereupon, EAI changed its name from "Entergy Arkansas, Inc." to "Entergy Utility Property, Inc." and EAL changed its name from "Entergy Arkansas Power, LLC" to "Entergy Arkansas, LLC."

With the completion of the Internal Restructuring, EAL holds substantially all of the assets, and has assumed substantially all of the liabilities, of EAI, including the debt securities listed above.
The Internal Restructuring constituted a "succession" pursuant to Rules 12g-3(a) and 15d-5(a) under the Exchange Act, in which EAL became the successor to EAI.

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Utility Property, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2018	Entergy Utility Property, Inc.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer